Mail Stop 6010

October 3, 2007

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

> **Re:** **Intelligent Buying, Inc.**
> **Amendment No. 7 to Registration Statement on Form SB-2**
> **Filed September 25, 2007**
> **File No. 333-133327**

Dear Mr. Malobrodsky:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please refer to prior comment 1. Please revise the fourth paragraph to quantify the number of shares that Sophia Malobrodsky will sell at a fixed price. Also state that she is acting as an underwriter with respect to the shares she is selling in this offering.

Prospectus Summary, page 1

2. Please refer to prior comment 2. Please clarify the reference to the "Offering."

Concentrated Control Risks…, page 4

3.	It appears that the beneficial ownership of your founders, upon conversion, would be almost 85%, as noted on page 19. Please revise here and throughout this filing.

Determination of the Offering Price, page 13

4.	Revise to disclose that approximately 70% of the shares being registered for resale were issued in exchange for debt at a value of $.15 per share. Also clarify that your two founders paid $200 for securities that are convertible into 5 million shares.

Executive Compensation, page 41

5.	Please refer to prior comment 9. Please disclose that your founders initially paid $200 for the 20,000 shares of common stock they held. Also state that nine days after the exchange of their common stock for the preferred stock that was convertible into 5 million shares of common stock, the registrant conducted a private placement and sold shares for $.75 per share. Revise to clarify that, assuming the private placement shares were sold at fair market value, the value of the preferred shares convertible into 5 million shares was $3,750,000 at the time of the share exchange. Revise the last sentence to clarify that there was no active trading market.

Financial Statements for the year ended December 31, 2006

Statements of Operations, page F-3

6.	Please show us how you calculated basic and diluted net loss per common share of $(1.20) as of December 31, 2005. It appears to recalculate as $(2.94). Revise or advise.

Note 3. Notes Payable – Related Party, page F-8

7.	Please refer to prior comment 14. We note from your response that the commitment date with regards to the beneficial conversion feature of $.15 per share was January 2, 2006. We also note your discussion that you believed at the time that $.15 represented the fair value of the shares at that date. However, we note that you sold shares in a private placement in March 2006 for $.75 per share. Please clarify for us what events occurred that led to the significant increase in the deemed fair value of your common shares between January 2006 and March 2006.

Eugene Malobrodsky
Intelligent Buying, Inc.
October 3, 2007
Page 3

8.   In this regard, we also note that you issued 500,000 shares of common stock to
        the Altitude Group for services in April 2006 and you valued these services at
        $100,000. It appears, therefore, by calculation, that you issued these shares at $.20
        per share. This follows your private placement, just 8 days prior, at $.75 per share.
        Please tell us more about how you valued the services provided at $100,000.

9.   Please refer to prior comment 15. We note your disclosure under Item 19. Certain
        Transactions, continues to refer to January 2, 2007 and March 22, 2007. Please
        revise or advise.

Note 5. Stockholders' Equity (Deficiency), page F-9

10.   Please refer to prior comment 16. We note from your response that you have
        included a reference to Note 5 on the balance sheet, but we do not see where the
        liquidation preference is stated in the footnote. Please revise or advise.

11.   Please refer to prior comment 17. We note from your response that you treated the
        exchange of the 20,000 common shares for 2,500,000 preferred shares as an equal
        exchange. Please provide us with your complete analysis, including the
        accounting guidance upon which you based your accounting. Also, specifically
        tell us how you considered each of the following as part of your analysis:
        •   The private placement of your common shares completed only 9 days later at
            $.75 per share;
        •   The liquidation preference of the Series A Preferred Stock; and
        •   The conversion feature of the Series A Preferred Stock.

Financial Statements for the period ended June 30, 2007, page F-12

Balance Sheet, page F-12

12.   We note that your balance sheet for the year ended December 31, 2006 does not
        total properly and your cash balance does not appear to be that same as that
        presented in your annual audited financial statements for the year ended
        December 31, 2006. Please revise or advise.

13.   Please refer to prior comment 16. We note your reference on the face of the
        Balance Sheets to Note 2 with regards to your Preferred Stock. Note 2 discloses
        the components of property, plant and equipment. It does not appear that this
        reference is correct. Revise to disclose the liquidation preference of your preferred
        stock on the face of the balance sheet.

Statement of Cash Flows, page F-14

14.   Please refer to prior comment 21. We note that you revised the Statement of Cash
        Flows to remove the line item "exchange of common stock for preferred stock"
        included previously in the operating cash flow activity for the three month period
        ended March 31, 2006. However, it appears you have now included this same
        adjustment as a financing activity referred to as "issuance of preferred shares."
        Clarify for us when you sold preferred shares for $2,500 in fiscal 2006. It appears
        from your equity rollforward that the only activity related to the preferred shares
        was the exchange of common shares for preferred shares, which was a non-cash
        transaction. Revise or advise.

Note 1. Significant Accounting Policies, page F-15

Stock-based Compensation, page F-16

15.   Please refer to prior comment 13. We noted that you revised your financial
        statements for the year ending December 31, 2006 to reflect the adoption of SFAS
        123(R). Please revise your disclosure in the interim financial statements as well.

Note 5. Stockholders' Deficiency, page F-18

Common Stock, page F-19

16.   We note your disclosure currently discusses the number of shares outstanding as
        of December 31, 2006. Please revise to discuss shares outstanding as of June 30,
        2007 as well.

Exhibit 23.1

17.   We noted that the current consent provided by your independent accountants is
        dated September 21, 2006. Please amend the filing to file an appropriately dated
        consent.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch
Chief, at (202) 551-3554 if you have questions regarding comments on the financial

statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Robert Diener, Esq.